Exhibit 21.1

Subsidiaries of Coursera, Inc.

Subsidiary	Jurisdiction
Coursera Australia Pty Ltd	Australia
Coursera Canada Limited	Canada
Shanghai Kehai Management Consulting Co., Ltd.	China
Coursera France SAS	France
Coursera Germany GmbH	Germany
Coursera India Private Limited	India
Coursera Europe B.V.	Netherlands
Coursera Limited	Saudi Arabia
Coursera Singapore Pte. Limited	Singapore
Coursera FZ-LLC	United Arab Emirates
Coursera UK Limited	United Kingdom
Coursera International Holdings, LLC	Delaware, U.S.A